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SEC 1344
(2-2002)  Persons who potentially are to respond to the collection of
Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
obsolete
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            UNITED STATES                       -------------------------
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        Washington, D.C. 20549                  -------------------------
                                                OMB Number:     3235-0058
             FORM 12b-25                        Expires: January 31, 2005
                                                Estimated average burden
                                                hours per response...2.50

    NOTIFICATION OF LATE FILING                 SEC FILE NUMBER: 0-29205
                                                CUSIP NUMBER:
           (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR For Period Ended: September 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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 READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

LIGHTHOUSE FAST FERRY
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Full Name of Registrant


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Former Name if Applicable

195 Fairfield Ave, Suite 3C
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Address of Principal Executive Office (STREET AND NUMBER)

West Caldwell, N.J. 07006
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        Lighthouse Fast Ferry, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2002, without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter with sufficient time for management to review the financial statements and to prepare the management discussion and analysis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Particia Beene                            (973)               618-9034
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         LIGHTHOUSE FAST FERRY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2002             By: /s/  Patricia Beene
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                                       Name:  Patricia Beene
                                       Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

RESPONSE TO PART IV (QUESTION 3).

        The Company expects to report results of operations for the fiscal quarter ended September 30, 2002 reflecting decreased losses as compared to the same period for the prior fiscal year. The Company incurred a loss for the three months ended September 30, 2002 of approximately $2.4 million, a decrease of approximately $1.165 million compared to the same period last year. While the Company's revenues during the quarter ended September 30, 2002 increased by approximately $20,000, representing an increase of approximately 2% over the same period for last year and costs of service increased approximately $230,000 for the three month periods ended September 30, 2002, which costs are primarily related to costs of chartered vessels at the Keyport operations, management believes that this decrease in loss is primarily due to reduction in the amortization of financing costs of approximately $1.3 million for the three months ended September 30, 2002. In addition, the Company has also experienced increases in its SG&A costs for the fiscal quarter ended September 30, 2002 as compared to the fiscal quarter ended September 30, 2001. The company is unable at this time to quantitatively calculate the financial data for this period as management has not had sufficient time to complete its review of the financial statements.